SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No....) .......................
(Name of Issuer)
Photomedex, Inc.
(Title of Class of Securities)
.......Common
......................................
(CUSIP Number)
.....719358103
..........................................
(Date of Event Which Requires Filing of
thisStatement)
November 22, 2005
Check the appropriate box to designate the

rule pursuant to which this Schedule is filed:
[ X] Rule 13d-1(b)

[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be
"filed" for the purpose of Section 18 of the Securities
 Exchange Act of 1934 ("Act") or
otherwise subject to the liabilities of that section
 of the Act but shall be subject to all
other provisions of the Act (however, see the Notes).
CUSIP No. G02995101
(1)Names of reporting persons. I.R.S. Identification
Nos. of abovepersons (entities only)

Goldman Capital Management Inc.
13-3279572
(2) Check the appropriate box if a member of a
 group (see instructions)
(a)
(b)
(3) SEC use only
(4) Citizenship or place of organization
New York
Number of shares beneficially owned by each
reporting person with:
(5)Sole voting power  2572000
(6)Shared voting power
(7)Sole dispositive power
(8)Shared dispositive power

(9)Aggregate amount beneficially owned by each
reporting person
2572000
(10)Check if the aggregate amount in Row (9)
excludes certainshares (see instructions)
(11)Percent of class represented by amount in Row 9
5.02
(12)Type of reporting person (see instructions)
BD
Instructions for Cover Page
(1)Names and I.R.S. Identification Numbers of
Reporting Persons---Furnish the full legal name of each person for whom the report is filed---i.e., each person required to sign the schedule itself---including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their
 I.R.S. identification numbers, although
disclosure of such numbers is voluntary, not
 mandatory (see "SPECIAL INSTRUCTIONS FOR
COMPLYING WITH SCHEDULE 13G", below).
(2)If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed,
 please check row 2(a). If the reporting
person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row
2(b)].
(3)The third row is for SEC internal use;
 please leave blank.
(4) Citizenship or Place of Organization---
Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.
(5)-(9), (11)Aggregated Amount Beneficially Owned
 By Each Reporting Person, etc.---Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of
Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).
(10)Check if the aggregate amount reported as beneficially owned in row 9 does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 under the

Securities Exchange Act of 1934.
(12)Type of Reporting Person---Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G)
 and place the appropriate symbol on the
form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Other
OO
Notes:
Attach as many copies of the second part of the cover page as are needed, one reportingperson per page.
Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross references to an item or items
on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being
considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed
facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's
 regulations and meet existing
Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange
Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Sections 13(d), 13(g), and 23 of the Securities
 Exchange Act of 1934 and the rules
and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
Disclosure of the information specified in this
schedule is mandatory, except for I.R.S.
identification numbers disclosure of which is voluntary.
 The information will be used for
the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record.
Therefore, any information given will be available for
 inspection by any member of the
public.
Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statues or
provisions. I.R.S. identification numbers, if furnished, will assist the commission in identifying security holders and, therefore, in promptly processing statements of
beneficial ownership of securities.
Failure to disclose the information requested by
 this schedule, except for I.R.S.
identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.
General Instructions
Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by
the statement or within the time specified in Rules
 13d1(b)(2) and 13d-2(c). Statements
filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d- 2(b) and 13d-2(d). Statements filed pursuant to Rule

13d-1(d) shall be filed not later
than February 14 following the calendar year covered by the statement pursuant to Rules

13d-1(d) and 13d-2(b).
Information contained in a form which is required
 to be filed by rules under Section 13(f) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.
The item numbers and captions of the items shall
 be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the
coverage of the items without referring to the
 text of the items. Answer every item. If an
item is inapplicable or the answer is in the negative, so state.
Item 1.
Item 1(a) Name of issuer: Photomedex, Inc.
Item 1(b) Address of issuer's principal executive offices:
147 Keystone Drive
Montgomeryville, PA 18936
Item 2.
2(a) Name of person filing: Goldman Capital Management
Inc. 2(b) Address or principal business office or, if
 none, residence:320 Park Ave. 10th floor
New York, NY 10022
2(c) Citizenship: US
2(d) Title of class of securities: Common
2(e) CUSIP No.: 719358103
Item 3.
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
[X ] Broker or dealer registered under Section 15 of the Act.
[ ] Bank as defined in Section 3(a)(6) of the Act.
[ ] Insurance company as defined in Section 3(a)(19) of the Act.
[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
[ ] An investment adviser in accordance with Rule
13d1(b)(1)(ii)(E);

[ ] An employee benefit plan or endowment fund in
 accordance with Rule 13d-1(b)(1)(ii)(F);
[ ] A parent holding company or control person in
 accordance with Rule 13d-1(b)(1)(ii)(G);
[ ] A savings associations as defined in Section 3(b)
 of the Federal Deposit Insurance Act
(12 U.S.C. 1813);
[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1. Amount beneficially owned: 363200
Percent of class 5.4
Number of shares as to which such person has:

Sole power to vote or to direct the vote:
363200
Shared power to vote or to direct the vote
Sole power to dispose or to direct the disposition
 of Shared power to dispose or to direct the disposition of
Instruction. For computations regarding securities

 which represent a right to acquire an

underlying security see Rule 13d-3(d)(1).
Item 5.
Ownership of 5 Percent or Less of a Class. If this
 statement is being filed to report the
fact that as of the date hereof the reporting person
 has ceased to be the beneficial owner
of more than 5 percent of the class of securities, check the following [ ].
Instruction. Dissolution of a group requires a response to this item.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement
to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
N/A
Item 7. Identification and Classification of the
Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company or
 Control Person.
If a parent holding company or control person has filed this schedule pursuant to Rule
13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and
 attach an exhibit stating the identity
and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to
 Rule 13d1(c) or Rule 13d-1(d), attach
an exhibit stating the identification of the relevant
 subsidiary.
N/A
Item 8. Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to Rule
13d1(b)(ii)(J), so indicate under Item
3(j) and attach an exhibit stating the identity and
 Item 3 classification of each member of
the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
N/A
Item 9. Notice of Dissolution of Group
Notice of dissolution of a group may be furnished
 as an exhibit stating the date of the
dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual
capacity. See Item 5.
N/A
Item 10. Certifications
The following certification shall be included if the statement is filed pursuant to Rule
13d-1(b):
By signing below I certify that, to the best of my
 knowledge and belief, the securities
referred to above were acquired and are held in the
 ordinary course of business and were
not acquired and are not held for the purpose of or
 with the effect of changing or
influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or
effect.
The following certification shall be included if
 the statement is filed pursuant to Rule
13d-1(c):
By signing below I certify that, to the best of
 my knowledge and belief, the securities
referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature. Neal I Goldman
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated November 30, 2005
Signature Neal I Goldman
Name/Title Neal I Goldman , President
The original statement shall be signed by each
 person on whose behalf the statement is
filed or his authorized representative. If the
 statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this
purpose which is already on file with the Commission
 may be incorporated by reference. The
name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note: Schedules filed in paper format shall include
 a signed original and five copies of
the schedule, including all exhibits. See Rule 13d-7
 for other parties for whom copies are
to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Regulatory History
43 FR 18499, April 28, 1978, as amended at 43
FR 55756, Nov. 29, 1978; 44 FR 2148, Jan. 9,
1979; 44 FR 11751, March 2, 1979; 61 FR 49957,
 49959, Sept. 24, 1996; 62 FR 35338, 35340,
July 1, 1997; 63 FR 2854, 2867, Jan. 16, 1998,
 as corrected at 63 FR 15286, 15287, March
31, 1998
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